

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

Via E-mail
Jason M. Montague
Chief Financial Officer
Seven Seas Cruises S. DE R.L.
8300 NW 33rd Street, Suite 100
Miami, FL 33122

> **Re:** **Seven Seas Cruises S. DE R.L.**
> **Registration Statement on Form S-4**
> **Filed November 30, 2011**
> **File No. 333-178244**

Dear Mr. Montague:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental letter dated November 30, 2011

1. Please revise to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. In this regard please revise the second sentence of the second paragraph to also address if such person is participating for the purpose of distributing the exchange notes to be acquired in the exchange offer, in addition to "if such person has any arrangement or understanding."

2. Please revise the last sentence of the last paragraph to represent that the company will include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer the following provision: if the exchange offeree is a broker-dealer holding initial notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such initial notes pursuant to the exchange offer.

General

3. In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that your executive compensation disclosure is not complete. If the next amendment is not complete we may be unable to review the filing.

4. Please expand your discussion of the sale of initial notes to disclose the exemption from the registration requirements of the Securities Act relied upon in selling the Original Notes and explain why you were entitled to rely on that exemption.

5. Please revise to provide a basis for statements such as references to the European and other international markets as "under-penetrated" on page 67, that "[h]igh net worth individual wealth is expected to grow to $12.7 trillion in North America by 2013" on page 67, "Leading Position in Unique Market Segment" on page 67, "significant pricing leverage" on page 68, "Best-In-Class Luxury Cruise Operator" on page 69,

6. We note references to "innovative itineraries" on page 5, "excellent visibility" on page 6, "extensive experience" on page 6, "Strong and Supportive" shareholders on page 6, "value-packed" on page 7, and "world-class" on page 7. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Outside Cover Page of Prospectus

7. Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Market And Industry Data And Forecasts, page ii

9. Please revise to state that you believe and act as if your internal data and the third party data presented in the prospectus are accurate. We note the statement in the first paragraph that "…there can be no assurance as to the accuracy or completeness of included information" and the statements in the third paragraph that "we take no further responsibility for this data" and "we cannot assure you that they are accurate."

Prospectus Summary, page 1

Regent Seven Seas Cruises, page 1

10. Please revise the last paragraph on page 1 to reflect periods consistent with your financial statements. Please also balance the disclosure of total revenues and Adjusted EBITDA to disclose net income for the same periods.

Industry Overview, page 2

Loyal and Repeat Customer Base, page 5

11. Please revise to disclose the survey "targets" so that statements of success relative to target are more meaningful to investors.

Experienced Management Team, page 6

12. Please remove reference to management's "track record."

13. Please balance reference to "continued strong operating and financial performance" with the fact that you incurred net losses in 2 of the last 3 audited fiscal years.

Strong and Supportive Shareholders, page 6

14. Please balance this disclosure by mentioning the potential for conflicts of interest, as discussed on page 42.

Our History, Holding Company, and Oceania Cruises, page 8

15. Because this is not an offering for securities for Oceania Cruises please remove references here and throughout the prospectus to positive qualities of Oceania Cruises that are not a direct benefit to you. In doing so, please additionally ensure that uses of the first person refer only to you and not PCH or Oceania Cruises, such as the use of "we" in the last sentence of the first paragraph of this section.

Our Sponsor, page 8

16. Please provide a separately captioned discussion addressing conflicts of interests that may arise from your sponsor's interests in competing companies such as Oceania Cruises and NCL Corporation Ltd. Discuss how conflicts will be resolved and indicate whether there are any agreements stating that conflicts will be resolved in your favor.

Corporate Structure, page 9

17. Please refer to footnote 1. In your response to us please tell us what holding companies other than PCI have been excluded from the presentation and please briefly describe to us your relationship with these holding companies.

Summary Historical Consolidated Financial and Other Data, page 20

18. We note that you have presented financial information for the twelve months ended September 30, 2011 in your summary consolidated financial data on page 20. Please tell us and revise your disclosure on page 20 to explain why you believe this information is meaningful to potential investors. Alternatively, revise to eliminate the presentation of financial information for this period from you summary financial data.

19. Please revise to provide footnote disclosure explaining how you calculate the measures "passenger days sold", "available passenger cruise days" "net per diem" "gross yield" and "net yield". The disclosure included elsewhere in the registration statement where these measures are presented should be similarly revised.

Risk Factors, page 24

20. Please remove the statement in the first paragraph that "[a]dditional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

Use of Proceeds, page 49

21. Please add a second paragraph saying what the proceeds from the securities to be exchanged were used for.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Estimates, page 52

22. In light of the fact that your ships represent the most significant asset recorded on the balance sheet, please consider revising your Critical Accounting Estimates section of MD&A to include a discussion of your impairment analysis with respect to your ships. As part of your discussion, please clarify whether you evaluate your cruise ships for impairment on a ship by ship basis. Your discussion should also include
   a. Types of assumptions underlying the most significant and subjective estimates;
   b. Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   c. Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350

Results of Operations, page 55

23. Please revise your results of operations section to discuss the reasons for significant changes in each line item on the statement of operations. In this regard we note that your discussion of the results of operations related to Cruise Operating Expenses does not include a discussion of the changes in each of the line items within Cruise Operating Expenses. We believe that additional discussion of the changes within each of the major types of costs considered "Cruise Operating Expenses" would provide a benefit to investors. Your revised disclosure should also quantify the impact of each component that contributes to the overall increase or decrease in the line item amount. For example, you disclose on page 59 that total cruise operating expenses for 2010 increased $27.6 million or 10.8% from 2009 mainly driven by a $33.6 million increase in commission transportation and other and onboard and other, primarily attributable to higher revenues, higher air costs due to higher air participation and airline pricing, and higher commissions due to higher group participation. However, without the quantification of the related amounts, it is not clear as to the role each component played in the total increase. Please revise accordingly.

Business, page 66

24. Please revise to describe what the term "modern" means in the second-to-last paragraph on page 66.

Our Industry, page 67

Attractive Demographics, page 67

25. Please revise to state the annual growth rate by year rather than as an implied annual growth rate.

Improve Operating Efficiency, page 71

26. Please file agreements related to initiatives with Oceania Cruises as exhibits to your next amendment.

The Exchange Offer, page 107

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 110

27. We note the first sentence of the fifth paragraph stating that "…we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter." Please revise to state that the issuer will issue the exchange notes promptly after expiration rather than after acceptance. Please similarly revise the third sentence in the second paragraph on page 12. See Exchange Act Rule 14e-1(c).

28. Please revise the seventh paragraph to state that the notes will be returned promptly after withdrawal, expiration or termination of the exchange offer.

Conditions to the Exchange Offer, page 112

29. We note on page 107 that you reserve the right to delay acceptance if any of the conditions have not been satisfied. While it is appropriate to delay acceptance to allow for regulatory approval, it is not appropriate to delay acceptance for general legal compliance, absent an extension of the offer. In this regard we note conditions (1) and (2) on page 112. Please revise, or explain to us how such delay will be consistent with Rule 14e-1(c).

30. We note in the second paragraph that you may assert conditions "if [you] determine in [y]our reasonable discretion that it has not been satisfied…." Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Certain U.S. Federal Income Tax Considerations, page 191

31. We note that you have provided a "short form" tax opinion. Please revise to name counsel in this section and to state clearly that the disclosure in this section of the prospectus is the opinion of the named counsel.

32. Please revise to make it clear that this section addresses the material tax consequences by deleting the word "certain" from the section heading and the first sentence of the second paragraph.

33. Please revise to make it clear that investors are entitled to rely on the opinion expressed. Please remove the statements "holders should seek advice based on their particular circumstances from an independent tax advisor" in the first paragraph, "is for general informational purposes only" in the second paragraph, "is not intended, and should not be construed, to be tax or other legal advice" in the second paragraph on page 192, and "[y]ou should consult your own tax advisor" in the second paragraph on page 192.

Report of Independent Certified Public Accountants, page F-2

34. We note that the opinion of your independent auditor discloses that they conducted their audits of the financial statements in accordance with auditing standards generally accepted in the United States of America. Please revise to disclose that the audits of the financial statements were conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)." Please note that upon filing this registration statement on Form S-4 you are considered an SEC issuer. Refer to SEC Release No. 34-49707.

Audited Financial Statements for the Year Ended December 31, 2010

Statements of Members' Equity and Comprehensive Income (Loss), page F-5

35. We note that during 2010 you recorded an increase to contributed capital for $86,000 due to the modification of liability classified awards to equity. Please explain to us and revise the notes to your financial statements to disclose the nature and terms of the modification transaction including the details of how the adjustment to contributed capital was calculated or determined. Also, please tell us if there were any stock compensation awards that were accounted for as liabilities as of December 31, 2009 and 2008. If so, please provide us details of those liabilities and the amounts recorded in the statement of operations during 2010, 2009 or 2008 and explain how the amounts of such liability awards were calculated or determined.

Notes to the Financial Statements

General

36. We note from your disclosure on page 74 that you maintain a loyalty program which includes guest rewards including select cruise fare discounts, gifts and onboard services awarded in proportion to a member's number of nights onboard. Please tell us and revise the notes to the financial statements to disclose how you account for this loyalty program in your financial statements.

Note 1. Description of Business and Significant Accounting Policies

Trade and Other Accounts Receivable, page F-7

37. We note your disclosure that as of December 31, 2010, other accounts receivable consists primarily of insurance receivables of $6.4 million related to MS Seven Seas Voyager being out of service during October 2010. Please explain to us why you believe this amount is recoverable from the insurance company and indicate whether such amount was collected from the insurer subsequent to December 31, 2010. Also, please tell us how much of this amount was recognized in revenue during 2010 and explain to us why you believe such revenue recognition is appropriate.

Ship Accounting, page F-8

38. We note your disclosure that improvement costs that add value to the ships, including those that occur during dry-dock periods, are capitalized as additions to the ships and are depreciated over the lesser of the ships' remaining service lives or the improvements' estimated useful lives. You also disclose that dry-dock costs are scheduled maintenance activities that require the ships to be taken out of service and are expensed as incurred. Please tell us the nature of the costs that are capitalized during dry-dock periods, if any, and explain to us how these costs are differentiated from the dry-dock costs that are expensed as incurred.

Revenue and Expense Recognition, page F-10

39. We note your disclosure that onboard and other revenue includes gross revenues from pre- and post-cruise hotel accommodations, shore excursions, land packages, and related ground transportation. Please explain to us why you believe it is appropriate to recognize the gross revenue related to these activities rather than the net revenue. Please refer to the guidance in ASC 605-45-45.

Other, page F-13

40. We note your disclosure that during 2010 you recorded a decrease to goodwill and an increase to selling and administrative expenses of $1.7 million related to certain employee retention bonuses that were originally capitalized in connection with the Regent Seven Seas transaction, which upon further review, should have been expensed in 2008. In light of the fact that this amount appears to be material to the statement of operations for the year ended December 31, 2008, please explain to us why you believe it is appropriate to correct the error in 2010 rather than restate the 2008 amounts.

41. Additionally, in regards to the $1.4 million increase to revenue in 2010, please explain to us the period in which this amount should have been recorded and provide further details as to why you do not believe the amount would have been material to the period in which

the error occurred. It appears that these two transactions are unrelated and therefore should be separately evaluated in terms of materiality. Please advise or revise accordingly.

Recent Accounting Pronouncements, page F-13

42. We note that the disclosure in the last paragraph on page F-13 indicating that as a non-public entity, the guidance in ASU No. 2010-28 will be effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011. Please note that upon the filing of your Form S-4 registration statement for your 9.125% Second Priority Senior Secured Notes due 2019, you would be expected to comply with the effective dates for public entities and would therefore be required to adopt such guidance for fiscal years beginning after December 15, 2010. Please revise your financial statement to disclose the effect of adopting such guidance during 2011.

Note 2. Business Acquisition, page F-14

43. We note your disclosure that you recorded goodwill, representing the cost in excess of the estimated fair value of the assets acquired and liabilities assumed for RSSC of approximately $406.5 million. Please revise Note 2 to include a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51(b) of SFAS No. 141. Also, please explain to us how you determined the fair value of the intangible assets recognized in purchase accounting. In particular, please explain to us how you valued the trade name rights and determined that an indefinite life was appropriate, in light of the fact that it appears from Note 12 that you entered into a ten year operating lease to license the Regent trade name and certain other trademarks.

Note 5. Bank Debt, page F-18

44. We note your disclosure that during 2009 you amended the second lien term loan, and because the terms under the amended loan were substantially different than the original second lien term loan, you recorded a gain on early extinguishment of debt of $10.7 million which is recorded within other income (expense) in your statement of operations. Please explain to us why you were able to decrease the amount of the term loan, resulting in a gain. Also, please tell us if this loan was with a related party and if so, tell us why you believe gain recognition is appropriate.

Note 7. Share-Based Employee Compensation

45. Given that shares of PCI common stock are not publicly traded, please tell us and revise the notes to the Company's financial statements to explain how the fair value of the common shares on the dates the stock-based compensation grants were made were calculated or determined. As part of your response and your revised disclosure, please explain both the methods and significant assumptions that were used to determine the fair

value of PCI's common shares. Your response should also explain how this resulted in the recognition of compensation expense aggregating $2.2 million, $2.5 million and $1.6 million during 2010, 2009 and 2008, respectively.

Note 8. Members' Equity, page F-24

46. We note your disclosure that in 2010, your parent company issued shares to one of your vendors in lieu of payment on your behalf totaling $2.0 million. However, it appears from your disclosures in the statement of cash flows that this amount was recognized as an expense during 2009. Please explain to us the nature of this transaction and tell us why you believe it was appropriate to recognize the expense during 2009 when the shares were issued during 2010. Also, please tell us and explain in Note 8 how you calculated or determined the fair value of the shares issued by the parent company as part of this transaction.

Note 14. Senior Secured Notes, page F-28

47. We note your disclosure that in May 2011 you issued $225.0 million of 9.125% Second-Priority Senior Secured Notes that are guaranteed fully and unconditionally, jointly and severally by all of your subsidiaries. In light of these guarantees of the notes which are being registered in this Form S-4, please revise your filing to include the financial statements of the subsidiary guarantors required by Rule 3-10 of Regulation S-X. If the subsidiaries are 100% owned by the parent issuer, the guarantees are full and unconditional, and joint and several, you may include condensed consolidating financial information as set forth in Rule 3-10(f) of Regulation S-X in lieu of financial statements of each subsidiary guarantor. Also, if all of the subsidiary guarantors are 100% owned by the parent company, please revise Note 14 to disclose this. The notes to your interim financial statements should be similarly revised. Please revise or advise accordingly.

48. Please revise the notes to your financial statements to disclose the nature and terms of any restrictions imposed on your ability to obtain funds from your subsidiaries through dividends or loans. Refer to the guidance outlined in Rule 3-10 (h)(9) of Regulation S-X.

Interim Financial Statements for the Nine Months Ended September 30, 2011

Note 4. Identifiable Intangible Assets, page F-33

49. We note your disclosure that in February 2011 you amended the terms of your Regent Trademark license agreement dated January 1, 2008 and as a result you recorded an intangible asset of $7.9 million. Please explain to us and disclose in Note 4 the effects, if any, the amendment of the trademark license agreement had on the existing trademark intangible asset which was recorded at $73.5 million at December 31, 2010.

Jason M. Montague
Seven Seas Cruises S. DE R.L.
December 27, 2011
Page 11

Signatures, page II-7

50. Please revise the signature block for each co-registrant so that the second half of each signature block is signed by persons with the indicated capacity of principal executive officer, principal financial officer, and either principal accounting officer or controller.

Exhibit 5.2

51. Please delete assumption (h) on page 3. It is inappropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts.

52. Please remove the statement in paragraph C on page 4 that "the opinion is for the benefit of the addressees hereof and their respective successors and assigns." Because the purchasers of the securities in the offering are entitled to rely on the opinion language that implies that the opinion is only for the benefit of the board or the registrant is not appropriate.

Exhibit 5.3

53. Please delete paragraph 1.7(c) as it appears that this statement may result in counsel assuming material facts underlying the opinion.

54. Please delete paragraph 2.1. Such jurisdictional limitations are inappropriate.

55. Please delete paragraphs 3.3, 3.6, 3.7, 3.11, 3.12, 3.18, and 3.19 as they appear to assume material facts underlying the opinion or readily ascertainable facts.

56. Please delete the last sentence on page 6.

Exhibit 5.4

57. Please delete assumption c on page three as this assumes a material fact underlying the opinion.

Exhibit 99.1

58. Please revise the last sentence of the fourth paragraph on page 4 to state that affiliates of the company, any party participating in the distribution of the exchange notes, or any party that has an arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer may not participate in the exchange offer.

59. Please revise the last phrase of the fifth paragraph on page 4 to clearly indicate that affiliates may not participate in the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Gregory A Ezring, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP